UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

Pardes Biosciences, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

69945Q 105

(CUSIP Number)

Uri A. Lopatin, M.D.

c/o Pardes Biosciences, Inc.

2173 Salk Avenue, Suite 250

PMB#052

Carlsbad, CA 92008

(415) 649-8758

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69945Q 105	SCHEDULE 13D

1.	Name of Reporting Persons Uri A. Lopatin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 5,345,339 (1)
	8.	Shared Voting Power 351,948 (2)
	9.	Sole Dispositive Power 2,412,437 (3)
	10.	Shared Dispositive Power 351,948 (2)

11.	Aggregate Amount Beneficially Owned by Each Person 5,697,287
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 9.1%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,327,798 shares of common stock of Pardes Biosciences, Inc. (the “Issuer”), par value $0.0001 per share (Common Stock”) held by Dr. Lopatin and (ii) 17,541 shares of Common Stock issuable to Dr. Lopatin upon exercise of stock options exercisable within 60 days after February 7, 2022.

(2)

Consists of 351,948 shares of Common Stock held by Lopatin Descendants’ Trust (the “Lopatin Trust”), of which Dr. Lopatin and his spouse are co-trustees and have sole voting and investment discretion over the Common Stock.

(3)	Consists of Common Stock listed in footnote (1) above, but excludes 2,932,902 shares of Common Stock held by Dr. Lopatin which are subject to a right of repurchase as of the date of this filing.
(4)

The percentage of class was calculated based on (i) 62,378,996 shares of Common Stock outstanding immediately after giving effect to the transactions contemplated by the Business Combination (as defined below), as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 30, 2021 (the “8-K”) and (ii) 17,541 shares of Common Stock issuable to Dr. Lopatin upon exercise of stock options exercisable within 60 days after February 7, 2022, which have been added to the Common Stock reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Pardes Biosciences, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2173 Salk Ave, Suite 250, PMB#052, Carlsbad, California 92008.

Item 2. Identity and Background.

(a) This Statement is being filed by Uri A. Lopatin, M.D., the President, Chief Executive Officer and member of the board of directors of the Issuer (“Dr. Lopatin” or the “Reporting Person”).

(b) Dr. Lopatin’s business address is c/o Pardes Biosciences, Inc., 2173 Salk Ave, Suite 250, PMB#052, Carlsbad, California 92008.

(c) Dr. Lopatin is the President and Chief Executive Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Lopatin is a citizen of the United States.

Item 3. Source of Funds.

The responses to Items 4 and 6 of this Statement are incorporated herein by reference.

Pursuant to the Agreement and Plan of Merger, dated June 29, 2021, as amended (the “Merger Agreement”), by and among FS Development Corp. II (the former name of the Issuer, “FSII”), Orchard Merger Sub, Inc. (“Merger Sub”) and Pardes Biosciences, Inc. (“Old Pardes”), on December 23, 2021, Merger Sub merged with and into Old Pardes, with Old Pardes surviving the merger as a wholly-owned subsidiary of Issuer (such merger and the other transactions contemplated by the Merger Agreement, the “Business Combination”). The Issuer changed its name to Pardes Biosciences, Inc. upon the Business Combination and Old Pardes changed its name to Pardes Biosciences Sub, Inc. preceding the Business Combination. The foregoing description of the Business Combination does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, which is attached as Exhibit 99.1 to this Statement and incorporated herein by reference.

As a result of the closing of the Business Combination on December 23, 2021 (the “Closing”), (i) Dr. Lopatin acquired 5,327,798 shares of Issuer Common Stock in exchange for 3,784,505 shares of Old Pardes common stock and (ii) the Lopatin Trust acquired 351,948 shares of Issuer Common Stock in exchange for 250,000 shares of Old Pardes common stock.

On February 1, 2022, in connection with his employment, Dr. Lopatin was granted a stock option by the Issuer to purchase 421,000 shares of Common Stock at an exercise price of $11.32 per share. The option vests in substantially equal monthly installments over a four-year period measured from February 1, 2022, subject to the continued service relationship by Dr. Lopatin as of the applicable vesting date. Such option will expire on January 31, 2032. The vested shares subject to such option are exercisable upon the effectiveness of the Issuer’s registration statement on Form S-8, registering the shares of the Issuer’s 2021 Stock Option and Incentive Plan with the U.S. Securities and Exchange Commission.

Item 4. Purpose of Transaction.

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Person intends to continuously review his investment in the Issuer and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by him or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Dr. Lopatin is the President and Chief Executive Officer of the Issuer and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Compliance Policy, Dr. Lopatin may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interests in Securities of the Issuer.

The responses set forth on rows 7 through 13 of the cover pages of this Statement are as of the date hereof. Item 3 is incorporated by reference into this Item 5.

(a) and (b) – The following responses are based on 62,378,996 shares of Issuer Common Stock issued and outstanding as of December 23, 2021, the date of the Closing (the “Closing Date”), as reported by the Issuer in its Current Report on Form 8-K filed on December 30, 2021.

(c) – Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons has not engaged in any transaction during the past 60 days involving the Common Stock.

(d) – Not applicable.

(e) – Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 3 hereof are incorporated by reference in their entirety.

Dr. Lopatin will be entitled to receive compensation and other benefits as President and Chief Executive Officer of the Issuer. In such capacity, he may also be granted equity awards with respect to the Issuer Common Stock from time to time.

Registration Rights Agreement

On December 23, 2021, in connection with the closing of the Business Combination, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with certain stockholders (including Dr. Lopatin and the Lopatin Trust). The Registration Rights Agreement required the Issuer to, among other things, file a resale shelf registration statement on behalf of such stockholders no later than 30 days from the Closing. The resale shelf registration statement was filed on January 28, 2022 as Amendment No. 1 to Form S-1 Registration Statement (Registration Statement No. 333-262279). The Registration Rights Agreement also provides certain demand registration rights and piggyback registration rights to the stockholders, subject to underwriter cutbacks and issuer blackout periods. The Issuer agrees to pay certain fees and expenses relating to registrations under the Registration Rights Agreement. The foregoing description is qualified in its entirety by the full text of the Registration Rights Agreement, the form of which is attached as Exhibit 99.2 to this Statement and is incorporated herein by reference.

Voting Agreement

On December 23, 2021, in connection with the closing of the Business Combination, the Issuer, Dr. Lopatin, the Lopatin Trust and certain stockholders of the Issuer (collectively, the “Voting Parties”) entered into a Voting Agreement, pursuant to which each Voting Party agreed to vote all voting securities of the Issuer that it owns from time to time and that it may vote in an election of the Issuer’s directors (collectively, “Voting Shares”) in accordance with the provisions of the Voting Agreement, whether at a regular or special meeting of stockholders. Pursuant to the Voting Agreement, the board of directors of the Issuer immediately following the closing of the Business Combination shall be comprised of seven (7) directors, which shall be divided into three (3) classes, designated Class I, II and III, with Class I initially consisting of two (2) directors, Class II initially consisting of two (2) directors and Class III initially consisting of three (3) directors. The foregoing description is qualified in its entirety by the full text of the Voting Agreement, the form of which is attached as Exhibit 99.3 to this Statement and is incorporated herein by reference.

Lock-Up Agreement

In connection with the Closing, Dr. Lopatin and the Lopatin Trust agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Issuer Common Stock held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Common Stock if any, acquired during the Lock-Up Period (as defined below), the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is 180 days after the Closing (the “Lock-Up Period”). The foregoing description is qualified in its entirety by the full text of Lock-Up Agreement, which is attached as Exhibit 99.4 to this Statement and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

The following documents are filed as exhibits hereto:

99.1

Merger Agreement, dated as of June 29, 2021, by and among Pardes Biosciences, Inc., Shareholder Representative Services LLC, FS Development Corp. II, and Orchard Merger Sub, Inc. as amended by Amendment No. 1 dated November  7, 2021 (incorporated by reference to Annex A of the definitive proxy statement/prospectus filed by the Issuer pursuant to Rule 424(b)(3) on December 1, 2021 (Registration No. 333-258442)).

99.2

Registration Rights Agreement dated December 23, 2021, by and among Pardes Biosciences, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the registration statement on Form 8-A/A filed on December 23, 2021 (File No. 001-40067)).

99.3

Voting Agreement dated December 23, 2021, by and among Pardes Biosciences, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on December 30, 2021).

99.4

Lockup Agreement dated December 23, 2021, by and among Pardes Biosciences, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on December 30, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2022

/s/ Uri. A. Lopatin
Uri A. Lopatin, M.D.